SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 15, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)


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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                Form 40-F
                            ---------                   ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                          No         X
                            ---------                   ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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           CNOOC Limited Announces Year-to-Date Exploration Results

(Beijing, March 15, 2002) CNOOC Limited (NYSE: CEO; SEHK: 883) today released an exploration update. "CNOOC Limited and its partners continue to execute the exploration plans for 2002 with an initial focus on the Bohai Bay oil prospects and the South China Sea gas prospects in the first two months," said Mr. Ru Ke, Executive Vice President. He continued, "We are building on the successes announced in 2001 and cautiously optimistic about 2002."

CNOOC Limited's exploration strategy includes three components. Cooperative relationships with PSC partners allow CNOOC Limited to leverage their experience, technologies and resources. CNOOC Limited's cluster exploration program results in independent drilling focused on prospects adjacent to existing producing areas. CNOOC Limited's independent drilling is also focused on continuing to explore for and add natural gas reserves. In 2002, CNOOC Limited plans to drill a total of approximately 40 wells, while its PSC partners plan to drill between 20 to 40 wells.

Highlights of year-to-date drilling results include:

o Positive preliminary oil exploration results in the area of SZ36-1, a producing oil field. Well logging shows oil zones in the wildcat well LD 10-1-1 and SZ 26-1W-2, which are 20 kilometers and 5 kilometers from SZ36-1 oilfield respectively. No drill stem test has been conducted yet and further evaluation is underway.

o Positive preliminary gas exploration results in the area of gas field Yacheng 13-1. Well logging data indicate gas pay zones in the wildcat well YC 13-4-1 and YC 13-6-1. No drill stem test has been conducted in the wells and further evaluation is under way.

o    Positive appraisal results from PSC partners.


              Wells drilled from 01-January-2002 to 08-March-2002



Well Logging Interpretation    Oil          Gas            Dry           Total
Wildcat
     Independent                2            4              8             14
     PSC                        1            -              3              4
     Total                      3            4             11             18

Appraisal
     Independent                -            -              -              -
     PSC                        2            -              -              2
     Total                      2            -              -              2



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Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the PRC offshore petroleum industry as well as other mid- or downstream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

************

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648

E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name: Cao Yunshi
                                              Title:  Company Secretary

Dated: March 15, 2002